Exhibit (a)(8)

THE SWISS HELVETIA FUND, INC. ANNOUNCES

COMMENCEMENT OF TENDER OFFER

Press Release – For Immediate Release

New York, New York— June 1, 2011

The Swiss Helvetia Fund, Inc. (NYSE: SWZ) (the “Fund”), announced the commencement of a self tender offer (the “Offer”) on the terms and conditions set forth in the Fund’s Offer to Repurchase and the related Letter of Transmittal, which are being mailed to the Fund’s stockholders commencing today. Earlier this year, the Fund’s Board of Directors approved up to two tender offers, each for up to 5% of the Fund’s shares at a price equal to 98% of the Fund’s net asset value (“NAV”) per share, if the Fund’s shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period. At the conclusion of the first twelve-week measurement period, which began on March 1, 2011, and concluded on May 24, 2011, the Fund’s shares traded at an average discount to NAV of 10.23%. As a result, the Fund is conducting this Offer.

Pursuant to the Offer, the Fund is offering to purchase up to 5% of its issued and outstanding shares of common stock at a price equal to 98% of its NAV per share, as determined by the Fund on the next business day after the date on which the Offer expires. The Fund’s NAV is calculated daily by 6:15 p.m., Eastern Time, and generally by 4:45 p.m. Eastern Time each day during which the New York Stock Exchange is open for trading. The Offer will terminate at 5:00 p.m. Eastern Time on June 30, 2011, unless extended. If more than 5% of the Fund’s issued outstanding shares are tendered in the Offer and the Fund purchases its shares in accordance with the terms of the Offer, it will purchase shares from tendering stockholders on a pro rata basis.

The Offer referred to in this announcement will be made only by the Offer to Repurchase and the related Letter of Transmittal. Stockholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (“SEC”) (www.sec.gov). Neither the Offer will be made to, nor will tenders pursuant to the Offer be accepted from or on behalf of, holders of the Fund’s shares of common stock in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

For more information on the Offer, please contact the Fund’s information agent, The Altman Group, Inc., toll free at (800) 249-7120.

The Fund is managed by Hottinger Capital Corp. For more information on the Fund, including the most recent month-end performance, visit www.swz.com or contact Rudolf Millisits, Executive Vice President of Hottinger Capital Corp., at 1-888-SWISS-00 (1-888-794-7700) or 1-212-332-2760.

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The Swiss Helvetia Fund, Inc. is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. The Fund also may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances. The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. Equity and equity-linked securities include registered shares, bearer shares, participation and dividend certificates, convertible bonds and bonds with warrants attached and unattached warrants. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund is filing today with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read the offer to purchase and the tender offer statement on Schedule TO, the letter of transmittal and related exhibits, as they contain important information about the Fund’s tender offer. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov. or from the Fund’s information agent, The Altman Group, Inc., toll free at (800) 249-7120.